Exhibit 4.32

13 January  2017

Taka Shipping Company Inc c/o Approved Manager 16 Pendelis Street 175 64 Paleo Faliro Athens Greece Attn: Chief Financial Officer Email: amichalopoulos@dianashippinginc.com	Fayo Shipping Company Inc c/o Approved Manager 16 Pendelis Street 175 64 Paleo Faliro Athens Greece Attn: Chief Financial Officer Email: amichalopoulos@dianashippinginc.com
Diana Shipping Inc
16 Pendelis Street
175 64 Paleo Faliro
Athens
Greece
(the "Guarantor")

Dear Andreas,
Loan Agreement between Taka Shipping Company Inc, Fayo Shipping Company Inc, and Commonwealth Bank of Australia dated 9 January 2014 ("Loan Agreement")
We refer to the Loan Agreement and we further refer to our letter of 15 February 2016 in which we agreed to a temporary amendment to clause 14.1 (Minimum required security cover) of the Loan Agreement only for the period from 31 December 2015 up to and including 31 December 2D16 by the replacement of "125 per cent." with "110 per cent." ("Temporary Amendment"). Any capitalised term that is used in this letter but not defined in this letter shall have the meaning given to it in the Loan Agreement.
You have represented to us that (i) the aggregate Market Value of the my Artemis & my Melite based on a valuation provided by Braemar ACM Valuations Limited dated 15 December 2016 is still less than 125% of the outstanding Loan under the Loan Agreement, and that (ii) such valuation represents a fair reflection of the Market Value. On the basis of your representations, we agree to extend the duration of the Temporary Amendment to 30 June 2017.
For the avoidance of doubt, unless we agree otherwise in writing, the Temporary Amendment shall cease to apply from 30 June 2017 and from this date, clause 14.1 of the Loan Agreement shall again be read to include "125 per cent" as the relevant percentage in the last line of this clause.
Please note that a breach of the terms of this letter by you shall constitute an Event of Default entitling the Lenders to take any action pursuant to and in accordance with clause 18 of the Loan Agreement.
This letter and any non-contractual obligations arising out of or in connection with it shall be governed by, and construed in accordance with, English law.
Yours sincerely,

/s/Simon Baker
Simon Baker Director For and on behalf of Commonwealth Bank of Australia

We have read and understood the terms of your letter dated 13 January 2017 and hereby irrevocably and unconditionally confirm our agreement to the terms of the same and also agree that failure by us to satisfy timely the conditions referred to in the letter shall constitute an Event of Default.

/s/ S. Palios	/s/ S. Palios
S. Palios Director and President	S. Palios Director and President

/s/ A. Michalopoulos	/s/ I. Zafirakis
A. Michalopoulos Director and Treasurer	I. Zafirakis Director and Treasurer
For and on behalf of Taka Shipping Company Inc	For and on behalf of Fayo Shipping Company Inc

/s/ S. Palios
S. Palios Director, Chief Executive Officer & Chairman of the Board

/s/ A. Michalopoulos
Chief Financial Officer & Treasuer

For and behalf of
Diana Shipping Inc. as the Guarantor